Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001

Via Edgar

September 13, 2022

Tyler Howes

Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vickers Vantage Corp. I

Amendment No. 3 to Registration Statement on Form S-4

Filed August 10, 2022

File No. 333-264941

Dear Mr. Howes and Mr. Campbell:

On behalf of our client, Vickers Vantage Corp. I, a Cayman Islands exempted company (the “Company”), we respond to the comments of the staff of the Office of Life Sciences of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letters dated June 9, 2022 and July 11, 2022 (together the “Comment Letters”) with respect to the above-referenced Registration Statement on Form S-4 filed on August 10, 2022 (the “Registration Statement”) to which the Company has indicated that the responses would be forthcoming.

Concurrent herewith, the Company has filed via EDGAR its Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information.

For ease of reference, each comment contained in the Comment Letters is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 4. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 4.

September 13, 2022 Page 2

Registration Statement on Form S-4 filed May 13, 2022

Material U.S. Federal Tax Consequences, page 165

20.	Please (i) revise here and throughout, including on page 12, to state that your discussion of the tax consequences of the Business Combination constitutes the opinion of counsel and (ii) have counsel provide a tax opinion addressing the tax consequences to U.S. holders of Vickers Vantage ordinary shares who hold shares at the time of the Domestication or provide us your analysis as to why you do not believe such an opinion is required. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.

Response: Vickers is filing herewith the required tax opinion. Based on our responses and change in response to this comment previously, we believe this is the only aspect of this comment that remained to be addressed.

Note 1 – Description of the Business Combination, page 259

40.	Please address the requirement for Vickers to have at least $5,000,001 in net tangible assets at the Effective Time per your disclosure on page 22 under the maximum redemption scenario.

Response: The Company respectfully advises the Staff that the parties continue to evaluate their options for satisfying the net tangible assets test at Closing in the maximum redemption scenario. In addition to the exchange of debt contemplated by the Debt Exchange Agreement described in Amendment No. 4, the other additional options being considered are to enter into agreements with certain Vickers shareholders in which such holders agree not to redeem thereby leaving adequate funds in the Trust Account to satisfy the net tangible asset requirement at Closing or entering into forward purchase contracts. As the Company has not yet determined any additional approaches it will take, no additional disclosure has been added in Amendment No. 4 other than with respect to the Debt Exchange Agreement.

Amendment No. 1 Registration Statement on Form S-4

Questions and Answers About the Business Combination and the Meeting

What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares..., page 8

1.	We note your response to prior comment 4 and revised disclosure. Please revise your response to the newly-added question at the top of page 8 to include a discussion of potential sources of dilution from transactions that may be necessary to complete the Business Combination, such as the potential PIPE or the conversion of Scilex debt into equity securities, as discussed in your response to prior comment 40. To the extent any such dilutive transactions are completed prior to the effectiveness of the proxy statement/prospectus, please also revise the ownership table on page 8 to account for these additional equity issuances.

September 13, 2022 Page 3

Response: The Company respectfully advises the Staff that the parties plan to address the net tangible assets requirement, in part, by the conversion of intercompany debt to equity of Scilex pursuant to the terms of the Debt Exchange Agreement described in Amendment No. 4. Disclosure regarding the Debt Exchange Agreement has been made on pages 1, 6 through 7, 23 through 24, 136, 144, 286, 290, 354 through 355 and F-95.

The Company has also executed an amendment to the Merger Agreement to, among other things, provide for the consideration to be received by the holder of Scilex Preferred Stock in the business combination. Disclosure regarding such amendment and the consideration to be paid to the holder of Scilex Preferred Stock has been made on the cover page and pages 1, 2, 6, 23, 116, 135 through 138 and 144.

The Company has revised the redemption scenarios and beneficial ownership tables on pages 10, 31, 33 through 34, 131 through 132, 280 through 281 and 317 through 319 to account for the additional issuance of equity to the holder of Scilex Preferred Stock.

Activities taken by Vickers's affiliates to purchase, directly or indirectly, Vickers Ordinary Shares..., page 104

4.	We note the statement that your affiliates may purchase shares and/or warrants with the purpose of voting them in favor of the Business Combination and that such purchases may be made at a premium purchase price. We further note your response to prior comment 40 indicating that you may enter into agreements with certain shareholders in which such shareholders agree not to redeem. Please explain how such purchases and activities would comply with the requirements of Rule 14e-5 under the Exchange Act. Consider the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01 in your response.

Response: The Company acknowledges the requirements set forth in Question 166.01 and Amendment No. 2 had been revised to delete the referenced Risk Factor. In the event the Company determines to enter into any agreements regarding non-redemption, it will comply with the referenced disclosure requirements and further understands that shares purchased in the open market by insiders cannot be voted in conjunction with the Business Combination.

September 13, 2022 Page 4

Please do not hesitate to contact Joan S. Guilfoyle, Esq. at (202) 524-8467 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Mitchell Nussbaum, Esq. Loeb & Loeb LLP

Joan S. Guilfoyle, Esq.
Loeb & Loeb LLP

Jeffrey Chi

Vickers Vantage Corp. I.

Chris Ho
Vickers Vantage Corp. I.

Mhamed Mengad
Vickers Vantage Corp. I.

Henry Ji, Ph.D.

Scilex Holding Company

Jaisim Shah,

Scilex Holding Company

Jeffrey Hartlin, Esq.
Paul Hastings LLP

Elizabeth Razzano, Esq.
Paul Hastings LLP

4